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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Collectors Universe, Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

19421R200

(CUSIP Number)

David K. Robbins, Esq
Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, CA 90071
(213) 680-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 19421R200

1.	Name of Reporting Person: Shamrock Activist Value Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only): 35-2239069

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 265,565 Common Shares*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 265,565 Common Shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 265,565 Common Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.13%*

14.	Type of Reporting Person (See Instructions): PN

* See Item 5 hereof.

2

CUSIP No. 19421R200

1.	Name of Reporting Person: Shamrock Activist Value Fund II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 55-0908199

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Virginia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 180,326 Common Shares*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 180,326 Common Shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 180,326 Common Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.12%*

14.	Type of Reporting Person (See Instructions): PN

* See Item 5 hereof.

3

CUSIP No. 19421R200

1.	Name of Reporting Person: Shamrock Activist Value Fund GP, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 37-4497874

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 445,891 Common Shares*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 445,891 Common Shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 445,891 Common Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.25%*

14.	Type of Reporting Person (See Instructions): OO

* See Item 5 hereof.

4

CUSIP No. 19421R200

1.	Name of Reporting Person: Shamrock Partners Activist Value Fund, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 87-0733755

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 445,891 Common Shares

		8.	Shared Voting Power: 0*

		9.	Sole Dispositive Power: 445,891 Common Shares

		10.	Shared Dispositive Power: 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 445,891 Common Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.25%*

14.	Type of Reporting Person (See Instructions): OO

* See Item 5 hereof.

5

ITEM 1. Security and Issuer.
     The securities to which this statement relates are Common Shares, $.001 par value per share (“Common Shares”), of Collectors Universe, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1921 E. Alton Avenue, Santa Ana, California 92705.
ITEM 2. Identity and Background.
(a)-(c), (f). The Reporting Persons are: (i) Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), (ii) Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), (iii) Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company and the general partner of SAVF and SAVF II (the “General Partner”) and (iv) Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company and the managing member of the General Partner (“Shamrock Partners”). The principal business of SAVF is investing in the securities of publicly traded small and micro-cap companies in the United States. The principal business of SAVF II is investing in the securities of publicly traded small and micro-cap companies in the United States and, in connection therewith, co-investing with SAVF. The principal business of the General Partner is acting as general partner of SAVF and SAVF II (SAVF and SAVF II collectively are referred to herein as the “Shamrock Activist Value Fund”), and the principal business of Shamrock Partners is acting as the managing member of the General Partner.
     The managing members of Shamrock Partners are Shamrock Holdings of California, Inc., a California corporation (“SHOC”), and Stanley P. Gold, an individual who is President of SHOC. All of the capital stock of SHOC is owned by Shamrock Holdings, Inc., a Delaware corporation (“SHI”). SHOC and SHI, together with their subsidiary entities, are holding companies engaged in the making, holding and disposing of investments in various industries, principally in the United States and Israel.
     Roy E. Disney and his wife, Patricia A. Disney, own approximately 4.5% of the common stock of SHI. Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney together own an aggregate of approximately 45.4% of the common stock of SHI. In addition, Stanley P. Gold is the sole trustee of four trusts established for the benefit of Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney, which hold an aggregate of approximately 50% of SHI common stock.
     The principal executive offices of the Shamrock Activist Value Fund, the General Partner, Shamrock Partners, SHOC and SHI are located at 4444 Lakeside Drive, Burbank, California 91505.
     The business address of each of the persons listed below is 4444 Lakeside Drive, Burbank, California 91505. The names and principal occupations or employments of the directors, executive officers and controlling persons of the Shamrock Activist Value Fund, the General Partner, Shamrock Partners, SHOC and SHI are as follows:

Principal Occupation
Name	Or Employment

Roy E. Disney	Chairman of the Board of Directors of SHI and SHOC. Chairman of the Board of Directors of Shamrock Capital Advisors, Inc., a Delaware corporation (“SCA”) (a closely-held corporation which provides management and consulting services, principally to SHOC and investment partnerships organized by SHOC, including businesses in which such partnerships invest). The principal executive office of SCA is 4444 Lakeside Drive, Burbank, CA 91505.

Patricia A. Disney	Vice Chairman of the Board of Directors of SHI, SHOC and SCA.

Stanley P. Gold	Director and President of SHI and SHOC. Director, President and Managing Director of SCA. Managing Member and President of Shamrock Partners.

Michael J. McConnell	Managing Director of SCA; Vice President of SHOC and Shamrock Partners.

Eugene I. Krieger	Vice Chairman of the Board of Directors and Chief Operating Officer of SHI. Vice Chairman of the Board of Directors of SCA. Vice President of SHOC.

Robert G. Moskowitz	Executive Vice President of SHI and SHOC; Managing Director of SCA. Vice President and Secretary of Shamrock Partners.

Gregory S. Martin	Chief Financial Officer and Treasurer of SHOC, SHI, SCA and Shamrock Partners.
          All of the persons listed above are citizens and residents of the United States.
(d)-(e) During the last five years, none of the Reporting Persons or, to the Reporting Persons’ best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.
          The total amount of funds used by SAVF to purchase the 265,565 Common Shares it directly owns was $3,710,984 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF.
          The total amount of funds used by SAVF II to purchase the 180,326 Common Shares it directly owns was $2,427,187 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF II.
ITEM 4. Purpose of Transaction.
          On December 7, 2005, SAVF II acquired 10,000 Common Shares in the open market at a price of $15.3258 per share (excluding brokerage commissions). On December 8, 2005, SAVF II acquired 15,800 Common Shares in the open market at a price of $15.3998 per share (excluding brokerage commissions), and on December 9, 2005, SAVF II acquired 500 Common Shares in the open market at a price of $15.26 per share (excluding brokerage commissions). SAVF II acquired the foregoing 26,300 Common Shares based on the Reporting Persons’ belief that the Common Shares represent an attractive investment opportunity.
          The Reporting Persons may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial condition of the Company, the availability of securities at favorable prices and alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise.
          Except as stated in this response to Item 4, the Reporting Persons have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form of Schedule 13D promulgated under the Act.

ITEM 5. Interests in Securities of the Issuer.
(a),(b)      SAVF and SAVF II are controlled by the General Partner. As a result, each of SAVF and SAVF II may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the other. SAVF is the owner of 265,565 Common Shares, which represents approximately 3.13% of the issued and outstanding Common Shares. SAVF II is the owner of 180,326 Common Shares, which represents approximately 2.12% of the issued and outstanding Common Shares. Accordingly, the Shamrock Activist Value Fund owns 445,891 Common Shares, which represents approximately 5.25% of the issued and outstanding Common Shares. As the general partner of each of SAVF and SAVF II, the General Partner may be deemed to beneficially own the 445,891 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 5.25% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 445,891 Common Shares owned by the Shamrock Activist Value Fund, constituting approximately 5.25% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 445,891 Common Shares owned by the Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Common Shares.
          Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 445,891 Common Shares owned by the Shamrock Activist Value Fund, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2.
          The percentage set forth in this response to Items 5(a) and 5(b) assumes that 8,486,103 Common Shares were outstanding as of October 29, 2005, as represented by the Company in its Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2005.
(c)      During the last 60 days, the Shamrock Activist Value Fund has acquired Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 1 and incorporated herein by reference. All such transactions were effected in the open market on the NASDAQ National Market. Except as set forth above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in response to Item 2, beneficially owns any Common Shares or has effected any transactions in Common Shares during the preceding 60 days.
(d) Not applicable.
(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Reporting Persons have no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Company.

ITEM 7. Material to be Filed as Exhibits.

Document

Exhibit 1	—	Schedule of Transactions
Exhibit 2	—	Joint Filing Agreement, dated December 13, 2005, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2005

SHAMROCK ACTIVIST VALUE FUND, L.P.
By: Shamrock Activist Value Fund GP, L.L.C., its general partner
By: Shamrock Partners Activist Value Fund, L.L.C., its managing member

By: /s/ Michael J. McConnell Name: Michael J. McConnell
Title: Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P. By: Shamrock Activist Value Fund GP, L.L.C., its general partner
By: Shamrock Partners Activist Value Fund, L.L.C., its managing member
By: /s/ Michael J. McConnell Name: Michael J. McConnell
Title: Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
By: Shamrock Partners Activist Value Fund, L.L.C., its managing member
By: /s/ Michael J. McConnell Name: Michael J. McConnell
Title: Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.
By: /s/ Michael J. McConnell Name: Michael J. McConnell
Title: Vice President

Exhibit Index

Document

Exhibit 1	—	Schedule of Transactions

Exhibit 2	—	Joint Filing Agreement, dated December 13, 2005, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.